UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sky Harbour Group Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

83085C1071

(CUSIP Number)

Tal Keinan

Chief Executive Officer

136 Tower Road, Suite 205

White Plains, NY 10604

(212) 554-5990

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83085C1071

1	Names of Reporting Person Tal Keinan
2	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of	7	Sole Voting Power 17,943,792 (1)
Shares Beneficially	8	Shared Voting Power None
Owned by Each	9	Sole Dispositive Power 17,943,792 (1)
Reporting Person With	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,943,792 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 54.57% (2)
14	Type of Reporting Person (See Instructions) IN

(1) Comprised of 17,943,792 common units (the “Sky Common Units”) of Sky Harbour LLC (“Sky”). In addition, the Reporting Person owns 17,943,792 shares of Class B Common Stock of Sky Harbour Group Corporation (the “Issuer”) (the “Class B Common Stock”). Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. Subject to the terms of the Third Amended and Restated Operating Agreement of Sky, the Sky Common Units may be tendered for redemption by the Reporting Person for shares of the Issuer's Class A Common Stock on a one-to-one basis. The Common Units do not expire. At the time of any such redemption, the Reporting Person would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

(2) Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume (i) 14,937,581 shares of Class A Common Stock outstanding as of January 25, 2022, as reported on Form 8-K filed by the Issuer on January 31, 2022 and (ii) the 17,943,792 shares of Class A Common Stock that Reporting Person is eligible to convert his Sky Common Units into as discussed in this Schedule 13D are issued and outstanding.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of Sky Harbour Group Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 136 Tower Road, Suite 205, White Plains, New York, 10604. Prior to the Business Combination (as defined below), the Issuer was known as Yellowstone Acquisition Company (“YAC”).

Item 2. Identity and Background

(a) This Schedule 13D is filed by Tal Keinan, who serves as Chief Executive Officer and Chairman of the board of directors of the Issuer. Mr. Keinan is the beneficial owner of the amount of Class A Common Stock of the Issuer as set forth in Row 7 of the cover page of this Schedule 13D. Mr. Keinan is referred to herein as the “Reporting Person.”

(b) The address of the principal business office of the Reporting Person is 136 Tower Road, Suite 205, White Plains, New York, 10604.

(c) The present principal occupation of the Reporting Person is serving as Chief Executive Officer and Chairman of the board of directors of Sky Harbour Group Corporation and Chief Executive Officer of Sky Harbour LLC. Sky Harbour Group Corporation is the managing member of Sky Harbour LLC, which is an aviation infrastructure development company building the first nationwide network of Home-Basing Solutions for business aircraft. Sky Harbour LLC develops, leases and manages general aviation hangars across the United States, targeting airfields in the largest growth markets with significant aircraft populations and high hangar demand. Sky Harbour LLC’s HBS campuses feature exclusive private hangars and a full suite of dedicated services specifically designed for home-based aircraft. The principal business address of Sky Harbour Group Corporation is 136 Tower Road, Suite 205, White Plains, New York, 10604.

(d)-(e) The Reporting Person, during the last five years, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations

The information set forth in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 3.

Upon consummation of the Business Combination (as defined below), the Reporting Person’s equity interests in Sky Harbour LLC, a Delaware limited liability company (“Sky”) were reclassified as 17,943,792 common units of Sky (the “Sky Common Units”). Subject to the terms of the Third Amended and Restated Operating Agreement of Sky, the Sky Common Units may be redeemed by the Reporting Person for shares of the Issuer’s Class A Common Stock on a one-to-one basis. The Sky Common Units do not expire. Pursuant to the Equity Purchase Agreement (as defined below) and also in connection with the Business Combination, the Reporting Person received 17,943,792 shares of the Issuer’s Class B Common Stock, which afford the Reporting Person voting rights in the Issuer, but no economic rights.

Item 4. Purpose of Transaction

The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

Business Combination

On January 25, 2022 (the “Closing Date”), pursuant to an equity purchase agreement (the “Equity Purchase Agreement”), dated as of August 1, 2021, between YAC and Sky, the Issuer reorganized as an “Up-C” structure in which substantially all of the operating assets of Sky’s business are held by Sky, and the Issuer’s only assets are its equity interests in Sky (collectively with all the transactions contemplated by the Equity Purchase Agreement, the “Business Combination”).

A&R Operating Agreement

In connection with the Business Combination, the Issuer, Sky and the Existing Sky Equityholders entered into a Third Amended and Restated Limited Liability Company Operating Agreement of Sky Harbour LLC (the “A&R Operating Agreement”), which, among other things: (i) appointed the Issuer as the managing member of Sky and (ii) restructured the capitalization of Sky to: (a) issue to the Issuer the number of Sky Common Units equal to the number of outstanding shares of Class A Common Stock immediately after giving effect to the Business Combination, (b) reclassify the existing common units and series preferred units of Sky, subject to certain exceptions, held by the Existing Equityholders into Sky Common Units, and (c) effect certain adjustments to the number of Sky Incentive Units to reflect the new capital structure, following the Closing.

The A&R Operating Agreement and Amended and Restated Certificate of Incorporation of the Issuer prohibit transfers of Sky Common Units and shares of Class B Common Stock, subject to certain exceptions. Subject to the terms of the A&R Operating Agreement, the Sky Common Units may be redeemed by the Reporting Person for shares of the Issuer’s Class A Common Stock on a one-to-one basis. The Sky Common Units do not expire. At the time of any such redemption, the Reporting Person would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

As a result of the Business Combination, pursuant to the A&R Operating Agreement and the Company’s Amended and Restated Certificate of Incorporation, the Reporting Person received 17,943,792 Sky Common Units and 17,943,792 shares of the Issuer’s Class B Common Stock.

Stockholders’ Agreement

In connection with the closing of the Business Combination, the Issuer, the Existing Sky Equityholders and BOC Yellowstone LLC (the “Stockholder Parties”) entered into a stockholders’ agreement (the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, among other things, the Stockholder Parties respectively agreed to vote each of their respective securities of the Issuer that may be voted in the election of the Issuer’s directors in accordance with the provisions of the Stockholders’ Agreement. At Closing, the Issuer’s board of directors initially consists of seven directors. Mr. Keinan and his permitted designees have the right, pursuant to the Stockholders’ Agreement, to designate four of the seven of the Issuer’s directors at any time. Each of Due West Partners LLC and its permitted designees, Center Sky Harbour LLC and its permitted designees and BOC Yellowstone LLC and permitted designees have the right to designate a director. Each of the Stockholder Parties respectively agreed to vote for each of those nominees at each meeting of stockholders called for the purpose of electing directors. The director designation rights will each fall away when certain conditions are met.

Registration Rights Agreement

In connection with the closing of the Business Combination, Sky, the Existing Sky Equityholders and BOC Yellowstone LLC entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer has granted the Holders (as defined in the Registration Rights Agreement) certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement). Subject to the terms and conditions of the Registration Rights Agreement, the Reporting Person is entitled to demand registration rights and piggyback registration rights.

The foregoing descriptions of the Equity Purchase Agreement, A&R Operating Agreement, Stockholders’ Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are each attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders’ Agreement and the Registration Rights Agreement, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, in his position as a securityholder of the Issuer and in his position as Board member and Chief Executive Officer of the Issuer, may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

The information set forth, or incorporated by reference, in Items 2, 3 and 4 of this Schedule 13D and the responses of the Reporting Person to Rows 7 through 11 and Row 13 of the cover pages of this Schedule 13D are hereby incorporated by this reference in this Item 5.

(a) — (b)

●

Amount beneficially owned: 17,943,792 Sky Common Units and shares of Class B Common Stock. As described above, each Sky Common Unit, together with the forfeit of a share of Class B Common Stock, may be exchanged for a share of Class A Common Stock.

●	Percent of Class: 54.57%

●	Number of shares the Reporting Person has:

o

Sole power to vote or direct the vote: 17,943,792 Sky Common Units and shares of Class B Common Stock. Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights.

o	Shared power to vote: 0

o

Sole power to dispose or direct the disposition of: 17,943,792 Sky Common Units and shares of Class B Common Stock. As described above, each Sky Common Unit, together with the forfeit of a share of Class B Common Stock, may be exchanged for a share of Class A Common Stock.

o	Shared power to dispose or direct the disposition of: 0

(c) Except as described in Item 4 of this Schedule 13D with respect to the shares of Common Stock received as consideration in connection with the completion of the Business Combination, no transactions in Common Stock were effected by the Reporting Person during the 60 days prior to the date hereof.

(d) None.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Stockholders’ Agreement and the Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
1

Equity Purchase Agreement, dated as of August 1, 2021, by and among Yellowstone Acquisition Company and Sky Harbour LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 3, 2021).

2

Stockholders’ Agreement, dated as of January 25, 2022, by and among Sky Harbour Group Corporation, Tal Keinan, Due West Partners LLC, Center Sky Harbour LLC, BOC Yellowstone I LLC, and BOC Yellowstone II LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 31, 2022).

3

Registration Rights Agreement, dated as of September 14, 2021 by and among Sky Harbour LLC, the Existing Sky Equityholders, BOC YAC, the Sponsor and the BOC PIPE investors (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 31, 2022).

4	Third Amended and Restated Operating Agreement of Sky Harbour LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 31, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

By: Name:	/s/ Tal Keinan Tal Keinan